Exhibit 12
CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended
	June 30,
	2006	2007
Net Income	$120	$161
Income taxes	71	95
Capitalized interest	(1)	(10)

	190	246

Fixed charges, as defined:

Interest	82	84
Capitalized interest	1	10
Interest component of rentals charged to operating income	7	7

Total fixed charges	90	101

Earnings, as defined	$280	$347

Ratio of earnings to fixed charges	3.10	3.44